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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                               SCHEDULE 14D-9/A
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             --------------------

                               (AMENDMENT NO. 5)

                           ARVIDA/JMB PARTNERS, L.P.
                           (NAME OF SUBJECT COMPANY)

                           ARVIDA/JMB PARTNERS, L.P.
                       (NAME OF PERSON FILING STATEMENT)

                         LIMITED PARTNERSHIP INTERESTS
                        AND ASSIGNEE INTERESTS THEREIN
                        (TITLE OF CLASS OF SECURITIES)

                                     NONE
                   (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                             --------------------

                                 GARY NICKELE
                           ARVIDA/JMB MANAGERS, INC.
                           900 NORTH MICHIGAN AVENUE
                           CHICAGO, ILLINOIS  60611
                                (312) 440-4800

(NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPY TO:
                             MICHAEL H. KERR, P.C.
                               KIRKLAND & ELLIS
                            200 EAST RANDOLPH DRIVE
                           CHICAGO, ILLINOIS  60601
                                (312) 861-2094

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     This Amendment No. 5 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (the "Statement") filed by Arvida/JMB Partners, L.P. (the "Partnership") on October 28, 1996, as amended by Amendment No. 1 on November 14, 1996, Amendment No. 2 on November 15, 1996, Amendment No. 3 on December 17, 1996 and Amendment No.4 on December 19, 1996. Unless otherwise indicated, capitalized terms used herein have the same meanings as set forth in the originally filed Statement.

 ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     Item 9 of the Statement is amended to add the following Exhibit:

(a)(4)   Letter, dated January 9, 1997, from the Partnership to Interestholders.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        ARVIDA/JMB PARTNERS, L.P.


                                        By:  Arvida/JMB Managers, Inc.,
                                             -----------------------------------
                                             General Partner of the Partnership


                                        By:  /s/ Judd D. Malkin
                                             -----------------------------------
                                             Name:  Judd D. Malkin
                                             Title:  Chairman

Dated:  January 9, 1997

                                       3


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                                 EXHIBIT INDEX
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EXHIBIT                                                                     PAGE
NUMBER                              DESCRIPTION                              NO.
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(a)(4)     Letter, dated January 9, 1997, from the Partnership to
           Interestholders

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                                                                 EXHIBIT (a)(4)

                           ARVIDA/JMB PARTNERS, L.P.
                           900 NORTH MICHIGAN AVENUE
                            CHICAGO, ILLINOIS 60611
                                 312-440-4800

                                                                January 9, 1997

Dear Interestholders:

  Arvida/JMB Managers, Inc. (the "General Partner") is pleased to announce that at the end of February 1997 THE PARTNERSHIP WILL DISTRIBUTE APPROXIMATELY $25 MILLION, OR $60 PER INTEREST, OUT OF CASH FLOW FROM THE PROFITABLE OPERATIONS OF THE PARTNERSHIP FOR THE YEAR ENDED DECEMBER 31, 1996. As we reported to you last month, the Partnership's performance has been better than anticipated over the last several months and the Partnership has exceeded its 1996 revenue projections set forth in the Partnership's June 1996 long-term draft projected budgets (the "June 1996 Draft Projected Budgets") disclosed in the Partnership's Schedule 14D-9 of October 28, 1996 (the "Schedule 14D-9"). This performance enables the Partnership both to reduce the amount due under its existing credit facilities and to make this distribution to Interestholders.

  As you know, on October 17, 1996, Raleigh Capital Associates, L.P. and certain of its affiliates ("Raleigh") commenced an unsolicited offer to acquire up to 100,000 Interests at a purchase price of $500 per Interest (the "Offer"), which is currently scheduled to expire at midnight on January 15, 1997. AN INTERESTHOLDER WHO SELLS HIS/HER INTERESTS PURSUANT TO THE OFFER WILL NOT RECEIVE THE BENEFIT OF THE FEBRUARY 1997 DISTRIBUTION. Under the terms of the Offer, Raleigh will reduce its purchase price of $500 per Interest by the amount of any distributions declared or made with respect to the Interests between the date of the Offer and the date Raleigh pays the purchase price for Interests.

  The Special Committee (the "Special Committee") of the Board of Directors of the General Partner has directed Lehman Brothers Inc. ("Lehman") as its financial advisor to render a revised estimate of the present discounted value (the "Revised Lehman Estimated Liquidation Value") of an Interest based on, among other things, the June 1996 Draft Projected Budgets, removing any adjustments relating to the financing of the Partnership by Starwood/Florida Funding, L.L.C., which has been enjoined, and the assumption that the Partnership commences an orderly liquidation in October 1997 and completes the liquidation by October 2002. The Revised Lehman Estimated Liquidation Value as of October 1, 1996, was a range of $595 to $640 per Interest. This represents Lehman's estimate of the gross cash distributions that an Interestholder would receive through the assumed liquidation period, discounted to reflect the present value in October 1996 of such distributions. BASED UPON THE ESTIMATE OF THE GROSS CASH DISTRIBUTIONS TO BE RECEIVED, THE GENERAL PARTNER CALCULATES THAT AN INTERESTHOLDER WOULD RECEIVE TOTAL DISTRIBUTIONS OF MORE THAN $1,000 PER INTEREST FROM FEBRUARY 1997 THROUGH OCTOBER 2002. LEHMAN ALSO EXPRESSED ITS OPINION THAT THE CONSIDERATION OFFERED IN THE OFFER IS INADEQUATE FROM A FINANCIAL POINT OF VIEW TO THE INTERESTHOLDERS AS A CLASS AS COMPARED TO THE REVISED LEHMAN ESTIMATED LIQUIDATION VALUE. The Lehman opinion does not address the adequacy of the Offer with respect to Interestholders who have an immediate or anticipated need or desire for liquidity. The Revised Lehman Estimated Liquidation Value does not represent an estimate by Lehman of the fair market value of an Interest.

  BASED UPON ITS CONSULTATION WITH LEHMAN AND REVIEW OF THE REVISED LEHMAN ESTIMATED LIQUIDATION VALUE, AND A NUMBER OF OTHER
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BUSINESS, FINANCIAL AND OTHER FACTORS, THE SPECIAL COMMITTEE DETERMINED, AND
HEREBY REITERATES ITS DETERMINATION, THAT THE OFFER IS INADEQUATE AND NOT IN THE BEST INTEREST OF INTERESTHOLDERS WHO HAVE THE EXPECTATION OF RETAINING THEIR INTERESTS THROUGH THE ASSUMED LIQUIDATION, AND WHO HAVE NO CURRENT OR ANTICIPATED NEED OR DESIRE FOR LIQUIDITY. ACCORDINGLY, THE SPECIAL COMMITTEE RECOMMENDS THAT SUCH INTERESTHOLDERS REJECT THE OFFER AND NOT TENDER THEIR INTERESTS, OR IF THEIR INTERESTS HAVE BEEN TENDERED, PROMPTLY WITHDRAW THEIR INTERESTS.

  The Special Committee calls your attention to the following:

  . The Offer of $500 per Interest is between approximately 78% and 84% of the high and low end of the range in the Revised Lehman Estimated Liquidation Value.

  . Raleigh's tender offer materials state that "in establishing the Purchase
    Price, [Raleigh] was motivated to set the LOWEST PRICE for the [Interests] which might be acceptable to [Interestholders] consistent with [Raleigh's] objectives" (emphasis added). Raleigh's anticipated return from its purchase of Interests pursuant to its Offer would be in excess of 29% compounded annually (based upon the June 1996 Draft Projected Budgets as adjusted by Lehman in connection with the determination of the Revised Lehman Estimated Liquidation Value).

  However, the Special Committee recommends to those Interestholders who have a current need or desire for liquidity that such Interestholders tender their Interests in the Offer, based on several factors, including the assumption that Raleigh will at some point purchase the tendered Interests and the likelihood that Raleigh will continue its efforts to block the General Partner from providing liquidity to Interestholders from sources (such as financing proceeds) other than distributions out of cash flow from current operations of the Partnership. Also, once the Offer has expired, the price for Interests through privately negotiated sales and sales through intermediaries may be substantially less than the purchase price under the Offer because there is no established market for the Interests.

  YOU SHOULD CONSULT WITH YOUR PERSONAL TAX ADVISOR AND FINANCIAL CONSULTANT PRIOR TO ACCEPTING THE OFFER AND TENDERING YOUR INTERESTS OR, IF YOU HAVE ALREADY TENDERED YOUR INTERESTS, BEFORE CONSIDERING WHETHER TO WITHDRAW THEM.

  INTERESTHOLDERS ARE URGED TO READ CAREFULLY THE PARTNERSHIP'S SCHEDULE 14D-9, AS AMENDED.

  On behalf of the Special Committee.

                                          Very truly yours,
                                          Arvida/JMB Partners, L.P.

                                          By: Arvida/JMB Managers, Inc.
                                              General Partner

                                              LOGO
                                          By:

                                                   Judd D. Malkin
                                                   Chairman